UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

VJCo, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

North Carolina

Date of Organization:

August 28, 2019

Physical Address of Issuer:

900 W Northwest Blvd, Winston-Salem, NC 27101, United States

Website of Issuer:

https://www.villagejuicecompany.com

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$250,000

Deadline to reach the Target Offering Amount:

April 23, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

45

	Most recent fiscal year-end (2019)	**Prior fiscal year-end (2018)**
Total Assets	$1,080,550	$930,284
Cash & Cash Equivalents	$148,848	$34,653
Accounts Receivable	$26,360	$11,045
Short-term Debt	$460,709	$810,372
Long-term Debt	$1,299,977	$728,519
Revenues/Sales	$2,925,603	$2,351,135
Cost of Goods Sold	$2,236,995	$1,714,592
Taxes Paid	$0	$0
Net Income	$(26,351)	$(633,844)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the Securities and Exchange Commission's temporary regulatory COVID-19 relief (the "COVID-19 Rules"). The terms of this offering are materially different from offerings not relying on the COVID-19 Rules and you must review this Form C carefully before investing. Financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

December 23, 2020

VJCo, Inc.


Village Juice Co.

Up to $250,000 of Crowd SAFE (Simple Agreement for Future Equity)

VJCo, Inc. ("**Village Juice**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $250,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 23, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur pursuant to the COVID-19 Rules. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$250,000	$15,000	$235,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN

CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C;

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies;

(7) Has been organized and has had operations for at least six months prior to the commencement of the Offering; and

(8) Has complied with the requirements in section 4A(b) of the 1933 Act (15 U.S.C. 77d-1(b)) and the related requirements in this part with respect to any securities previously sold in reliance on section 4(a)(6) of the 1933 Act.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.villagejuicecompany.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/village-juice

The date of this Form C is December 23, 2020.

TABLE OF CONTENTS

ABOUT THIS FORM C

This Form C relates to an offering being conducted under the Security and Exchange Commission's temporary regulatory COVID-19 relief (the "**COVID-19 Rules**"). You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

VJCo, Inc. is a North Carolina Corporation incorporated/formed on August 28, 2019. The Company acquired the three previous and separate companies through a merger that took place on Sept 4, 2019. The three original entities were all North Carolina LLCs. Village Juice Company, LLC, which primarily owned and oversaw restaurant operations, was formed on August 11, 2014. Village Juice Management Co LLC, which oversees production at the commissary kitchen and corporate overhead, was formed in Feburary19, 2018. Village Juice Co Franchising LLC, which manages franchising and licensing operations and development, was formed on November 8, 2017. All three entities were owned equally (1/3) by the same owners as VJCo, Inc.

The Company is located at 900 W Northwest Blvd, Winston-Salem, NC 27101, United States.

The Company's website is https://www.villagejuicecompany.com

The Company conducts business in Locations and headquarters in NC. Franchises awarded in VA. Seeking university licensing and retail franchising across the US..

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/village-juice and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	250,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	250,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150.00+
Offering Deadline	April 23, 2021
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 30.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had a effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. This offering will be limited to a maximum offering of $250,000 and will use financials certified by the Company's CEO as opposed to reviewed financials.
However, while projected revenue for 2020 was down because of COVID-19, the company managed to create multiple opportunities for increased revenue for 2021 and beyond. We will be opening our second franchise in Q3, started numerous wholesale accounts, and most importantly entered a Master License Agreement with Aramark. We anticipate revenues to increase significantly in 2021 and continue to grow as the company opens franchised and licensed units, while seeing increased unit-level sales.

New franchise locations, when and if opened, may not be profitable

New franchise locations, when and if opened, may not be profitable, if at all, for several months. We anticipate that our new franchise locations, when and if opened, will generally take several months to reach normalized operating levels due to inefficiencies typically associated with new businesses, including lack of market awareness, the need to hire and train a sufficient number of employees, operating costs, which are often materially greater during the first several months of operation that thereafter, preopening costs and other factors. In addition, franchise locations opened in new markets may open at lower average weekly sales volumes than franchise locations opened in existing markets, and may have higher operating expenses than franchise locations in existing markets. Sales at franchise locations opened in new markets may take longer to reach average annual franchise locations' sales, if at all, thereby affecting the profitability of these company locations.

Concentration of Business.

The Company is expected to participate in a limited number of business operations focused primarily on food and beverages, food and beverage production and food sales and service generally. As a result, the Company's business operations are concentrated, and the performance of those operations may substantially affect the Company's performance. This lack of diversification could cause the Company to be more vulnerable to negative market conditions, changes in government regulations, or increased competition.

Food Safety.

Food safety is always a concern in the food and beverage industry. Although reasonable steps will be taken to prevent foodborne or food related illness or death, both are possible despite taking reasonable precautions. Additionally, even claims asserting food related illness that are not based in fact or reality can have a seriously negative impact on the Company's reputation and/or ability to generate revenue.

Industry Regulation.
Government regulation of the food service industry and other industries in which the Company may conduct business creates risks and challenges with respect to the Company's compliance efforts and business strategies. The food service industry is highly regulated and subject to changing political, legislative, regulatory and other influences. Other industries in which the Company operates may also be highly regulated. Existing and new laws and regulations affecting the Company's business could create unexpected liabilities for the Company, cause the Company to incur additional costs, and restrict its operations. Many laws are complex, and their application to specific services and relationships may not be clear. The Company's failure to accurately anticipate the application of laws and regulations that affect its operations, or its other failure to comply, could create liability for the Company, result in adverse publicity, and negatively affect its business.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 300,000 shares of common stock, of which 300,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

This Offering is being conducted under the COVID-19 Rules.

On May 4, 2020, the Securities and Exchange Commission issued the COVID-19 Rules under Regulation CF to expedite the offering process for smaller, previously established companies like ours that have been directly or indirectly affected by COVID-19. This Offering is being conducted under the COVID-19 Rules and its terms are materially different from offerings that are not being conducted under the COVID-19 rules.

The financial statements attached to this Form C have been certified by our Chief Executive Officer pursuant to the COVID-19 Rules.

We are offering a maximum aggregate amount of $250,000 of the Securities and are permitted to provide financial statements that have been certified by our Chief Executive Officer under the COVID-19 Rules. Such financial statements would otherwise need to be reviewed or audited by an independent public accountant. As such, the financial statements being provided as a part of this Offering have not been reviewed or audited by an independent public accountant, nor has any outside party verified the accuracy of the information in such financial statements.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

Under the COVID-19 Rules, the Company may end the Offering early.

If the Target Offering Amount is met before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business
Village Juice Company (VJC) has created and validated an innovative plant-forward menu and dining experience with a model designed for evolving dining trends. VJC's Quick Serve Fresh (QSF) concept scales by licensing locations to university food operators and independently owned franchised retail locations. With a responsibly sourced menu, technology-forward strategy, and curated space, VJC has thrived in pre-COVID life and is now specifically evolving to similarly excel in a post-COVID world. Village Juice Company is an innovative, nutritious and delicious alternative to traditional dining.

Business Plan
VJCo earns revenue from 3 main sources:
Royalties paid on gross sales at licensed and franchised locations; wholesale and ingredient sales to licensed and franchised locations and 3rd party accounts; and corporate store unit level restaurant sales to customers.

The Company's Products and/or Services

Product / Service	Description	Current Market
Food and Juice	Plant forward menu and cold-pressed juices and milks.	Corporately owned locations in Winston-Salem
Restaurant Franchising	Franchises offered for retail locations	One franchise open in Charlotte, NC, franchises awarded in VA (open 2021).
University Locations/Licensing	Licenses sold to university food service providers	Licensed locations operating at Wake Forest University and Elon University. Negotiating expansion of university locations nationally
Wholesale	juices, milks, and desserts sold from commissary	Wholesale distribution via markets, university campuses and retail locations.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors. Some of our competitors are: Plant based restaurants, smoothie bars, healthy grab-and-go concepts: Clean Juice, Grabbagreen, Kale Me Crazy, Sweetgreen, and Chopt.

Customer Base

VJC is primarily plant based and resonates with college students, diners aged 25 to 45, and all health-minded consumers who are seeking food that tastes as delicious as it good for their bodies. Prime markets include Universities, college towns, communities with above-average education and income, food and health enthusiasts.

Supply Chain

We obtain our ingredients from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5630659	T-shirts, hats,Nut milks,Cold-pressed fruit and vegetable juices; smoothies; fruit-based beverages; vegetable-based beverages in the nature of vegetable juices and vegetable drinks,Retail store services featuring food and beverage items, apparel, bags, and growlers, juice and smoothie bar services; restaurant services; salad bar services; snack bar services.	Village Juice Co.	October 20, 2017	December 18, 2018	USA
5840297	Retail store services featuring food and beverage items, apparel, bags, and growlers, juice and smoothie bar services; restaurant services; salad bar services; snack bar services.	VJCo	October 20, 2017	August 20, 2019	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds (See Description Below)	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fee	6%	$1,500	6%	$15,000
Technology Advancement	20%	$5,000	20%	$50,000
Marketing	26%	$6,500	25%	$65,000
Product development/R&D	20%	$5,000	12%	$50,000
Working Capital/Operations	26%	$6,500	35%	$65,000
Crowd Safe Fee to Republic	2%	$500	2%	$5,000
Total	**100.00%**	**$25,000**	**100.00%**	**$250,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Intermediary Fee
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Technology Advancement
We will utilize this portion of the funds to increase consumer and licensee experience, understand customer needs and increase revenue via use of evolving technology

Marketing
We will utilize this portion of the funds to market the brand and increase brand awareness

Product development/R&D
These funds will be used to create new products and processes

Working Capital/Operations
These funds will be used to support our growth onto university campuses

Crowd Safe Fee to Republic
This fee will be paid directly to Republic for the Crowd Safe.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Clyde Harris	CFO, Director	Village Juice Company Owner/Founder Director of Finance and Real Estate 2018 – Present	Wake Forest University BS Biology 1998
Nathan Atkinson	CEO, Director	Village Juice Company: Owner/Founder Director of Business Operations and Business Development 2018 – Present	Wake Forest University BA Sociology Mercer Law School JD 2001
Lonnie Atkinson	COO, Director, Creative Director and Director of Restaurant Operations	Village Juice Company - Owner/Founder, October 2014-Present Creative Director and Director of Restaurant Operations	Savannah College of Art and Design- BFA, Photograph y

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney’s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 45 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 300,000 shares of common stock, (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 300,000 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type/Class of security	Common Stock
Amount Authorized	300,000
Amount outstanding	300,000
Par Value (if applicable)	N/A
Voting Rights	1 Vote Per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	79.0%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type/Class of security	Convertible Note
Amount Outstanding	$280,000
Shares Required Upon Conversion	28,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.4%
Conversion Terms	The Notes have a valuation cap of $3,000,000, and a 8% interest rate.

Type/Class of security	Convertible Note
Amount Outstanding	$145,000
Shares Required Upon Conversion	10,357
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.7%
Conversion Terms	The Notes have a valuation cap of $4,200,000, and a 8% interest rate.

Type/Class of security	Convertible Note
Amount Outstanding	$825,000
Shares Required Upon Conversion	41,250
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.9%
Conversion Terms	The Notes have a valuation cap of $6,000,000, and a 5% interest rate.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Creditor	Mercedes-Benz Financial Services
Amount outstanding	$25,971
Interest Rate and Amortization Schedule	2.9%
Maturity Date	4/26/2023

Creditor	Elizabeth L. Huggins
Amount outstanding	$73,430
Interest Rate and Amortization Schedule	5%
Maturity Date	4/1/2032

Creditor	North State Bank
Amount outstanding	$349,723
Interest Rate and Amortization Schedule	4.75%
Maturity Date	11/05/2023

Creditor	North State Bank
Amount outstanding	$154,623
Interest Rate and Amortization Schedule	4.95%
Maturity Date	11/05/2023

Creditor	SBA/PPP
Amount outstanding	$164,500
Interest Rate and Amortization Schedule	Forgivable or 1%
Maturity Date	4/30/22

Creditor	Clyde P Harris, III
Amount outstanding	$320,904
Interest Rate and Amortization Schedule	7.5%
Maturity Date	2/1/30

Creditor	Clyde P Harris, Jr
Amount outstanding	$108,714
Interest Rate and Amortization Schedule	7.5%
Maturity Date	3/1/2029

Creditor	Village Juice Properties, LLC
Amount outstanding	$10,000
Interest Rate and Amortization Schedule	3%, balloon loan
Maturity Date	7/15/23

Creditor	Fleming Samuels
Amount outstanding	$24,000
Interest Rate and Amortization Schedule	7.5%, balloon loan
Maturity Date	8/24/24

Creditor	Clyde P Harris, Jr
Amount outstanding	$55,000
Interest Rate and Amortization Schedule	5%, balloon loan
Maturity Date	9/10/24

Creditor	Village Juice Properties, LLC
Amount outstanding	$44,294
Interest Rate and Amortization Schedule	5%, balloon loan
Maturity Date	9/15/23

Creditor	Clyde P Harris, III
Amount outstanding	$19,000
Interest Rate and Amortization Schedule	5%, balloon loan
Maturity Date	11/11/24

Creditor	SBA/Rapid Recovery
Amount outstanding	$38,000
Interest Rate and Amortization Schedule	5.5% or TBD
Maturity Date	7/24/24 or TBD

Creditor	PayPal LoanBuilder
Amount outstanding	$74,950
Interest Rate and Amortization Schedule	Calculated into Payment
Maturity Date	8/1/22

Creditor	SBA/EIDL
Amount outstanding	$337,200
Interest Rate and Amortization Schedule	3.75%
Other Material Terms	30 year term after no payments first year
Maturity Date	5/1/2051

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Clyde P. Harris, III	100,000/Common Stock	33.33%
Nathan B. Atkinson	100,000/Common Stock	33.33%
Lonnie M. Atkinson	100,000/Common Stock	33.33%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

VJCo, Inc. ("the Company") was incorporated on August 28, 2019 under the laws of the State of North Carolina, and is headquartered at 900 W Northwest Blvd, Winston-Salem, NC 27101, United States. The Company acquired three separate companies through a merger that took place on Sept 4, 2019. The three original entities were all North Carolina LLCs. Village Juice Company, LLC, which primarily owned and oversaw restaurant operations, was formed on August 11, 2014. Village Juice Management Co LLC, which oversees production at the commissary kitchen and corporate overhead, was formed in Feburary19, 2018. Village Juice Co Franchising LLC, which manages franchising and licensing operations and development, was formed on November 8, 2017. All three entities were owned equally (1/3) by the same owners as VJCo, Inc.

Village Juice Company (VJC) has created and validated an innovative plant-forward menu and dining experience with a model designed for evolving dining trends. VJC's Quick Serve Fresh (QSF) concept scales by licensing locations to university food operators and independently owned franchised retail locations. With a responsibly sourced menu, technology-forward strategy, and curated space, VJC has thrived in pre-COVID life and is now specifically evolving to similarly excel in a post-COVID world. Village Juice Company is an innovative, nutritious and delicious alternative to traditional dining.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents
As of December 21, 2020 the Company had an aggregate of $305,538 in cash and cash equivalents, leaving the Company with approximately 5 months of runway.

Convertible Notes

The Company has $1,250,000 in convertible notes outstanding.

Capital Stock

The Company has authorized 300,000 shares of common stock, 300,000 of which are issued and outstanding.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$50,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	November 1, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	May 8, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	June 25, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	January 8, 2020	Section(4)(a)(2)
Convertible Note	$50,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	November 13, 2019	Section(4)(a)(2)
Convertible Note	$50,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	November 1, 2019	Section(4)(a)(2)
Convertible Note	$50,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	May 8, 2019	Section(4)(a)(2)
Convertible Note	$50,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	October 15, 2020	Section(4)(a)(2)
Convertible Note	$30,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	May 13, 2019	Section(4)(a)(2)
Convertible Note	$45,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	September 16, 2019	Section(4)(a)(2)

Convertible Note	$25,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	November 1, 2019	Section(4)(a)(2)
Convertible Note	$50,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	September 16, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	June 20, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	November 1, 2019	Section(4)(a)(2)
Convertible Note	$50,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	June 7, 2019	Section(4)(a)(2)
Convertible Note	$50,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	November 1, 2019	Section(4)(a)(2)
Convertible Note	$50,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	September 16, 2019	Section(4)(a)(2)
Convertible Note	$75,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	September 16, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	September 16, 2019	Section(4)(a)(2)
Convertible Note	$100,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	September 16, 2019	Section(4)(a)(2)
Convertible Note	$100,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	September 16, 2019	Section(4)(a)(2)

Convertible Note	$150,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	September 16, 2019	Section(4)(a)(2)
Convertible Note	$75,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	September 16, 2019	Section(4)(a)(2)
Convertible Note	$50,000	1 Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	September 16, 2019	Section(4)(a)(2)
Common Stock	$10	100,000	Operation, Marketing, R&D, Technology, Legal, Business Development	August 28, 2019	Section(4)(a)(2)
Common Stock	$10	100,000	Operation, Marketing, R&D, Technology, Legal, Business Development	August 28, 2019	Section(4)(a)(2)
Common Stock	$10	100,000	Operation, Marketing, R&D, Technology, Legal, Business Development	August 28, 2019	Section(4)(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Maximum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:
Village Juice Management Co, LLC (owned by VJCo, Inc) leases (at fair market rate) its offices and production facility from the separate entity, Village Juice Properties, LLC, which is owned by equally (1/3) by Nathan Atkinson, Lonnie Atkinson, and Clyde Harris.

Additionally Clyde Harris III, the Company's CFO has loaned the Company a total of $339,904. The details of which are listed in the Debt Section of this Form C.
The Company's CEO's Father, Clyde Harris Jr. has loan the Company a total of $163,714. The details of which are listed in the Debt Section of this Form C.

THE OFFERING AND THE SECURITIES

The Offering

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the Securities and Exchange Commission's temporary regulatory COVID-19 relief (the "COVID-19 Rules"). The terms of this offering are materially different from offerings not relying on the COVID-19 Rules and you must review this Form C carefully before investing.

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $250,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 23, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be placed into escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to the COVID-19 Rules, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary's platform. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via electronic certificate/PDF in exchange for their investment as soon as practicable thereafter.

In the event an amount equal to two times the Target Offering Amount is reached prior to the Offering Deadline, on such date or such earlier time the Company designates pursuant to the COVID-19 Rules; the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investment commitments that are committed and fully funded on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than five (5) business days remaining before the Offering Deadline as of the date of such the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there will be at least five (5) business days remaining before the Offering Deadline as of the date of such Subsequent Closing.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of greater than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $10,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 90%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's Common Stock (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $25,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Nathan Atkinson
(Signature)

Nathan Atkinson
(Name)

CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nathan Atkinson
(Signature)

Nathan Atkinson
(Name)

CEO, Director
(Title)

December 23, 2020
(Date)

/s/ Clyde Harris
(Signature)

Clyde Harris
(Name)

CFO, Director
(Title)

December 23, 2020
(Date)

/s/ Lonnie Atkinson
(Signature)

Lonnie Atkinson
(Name)

COO, Director
(Title)

December 23, 2020
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Nathan Atkinson, certify that:

(1) the financial statements of VJCo, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of VJCo, Inc. included in this Form reflects accurately the information reported on the tax return for VJCo, Inc. filed for the fiscal year ended 12/31/2019.

/s/ Nathan Atkinson

(Signature)

Nathan Atkinson

(Name)

CEO, Director

(Title)

EXHIBIT A

Financial Statements

VJCO, INC.

Unaudited Financial Statements for the

Years Ending December 31, 2019 and 2018

Combined Prior to September 4, 2019

VJCO, INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2019 and 2018
Combined Prior to September 4, 2019
(Unaudited)

ASSETS	2019	2018
Current Assets		
Cash and cash equivalents	$ 148,848	$ 34,653
Accounts receivable	26,360	11,045
Inventory	53,895	5,813
Total Current Assets	229,103	51,511
Fixed assets, net	851,447	878,773
Total Assets	$ 1,080,550	$ 930,284
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 113,914	$ 48,476
Accrued expenses	72,275	71,357
Accrued interest	12,593	0
Advances from related parties	147,050	514,008
Loans - current portion	66,335	129,672
Leases - current portion	48,542	46,859
Total Current Liabilities	460,709	810,372
Long Term Liabilities		
Leases - long-term portion	39,678	88,220
Loans - long-term portion	575,299	640,299
Convertible notes	685,000	0
Total Liabilities	1,760,686	1,538,891
STOCKHOLDERS' EQUITY		
Common Stock, $0 par value, 10,000,000 shares authorized 300,000 shares issued and outstanding as of December 31, 2019	0	0
Additional paid-in capital	0	0
Accumulated deficit	(680,136)	(608,607)
Total Stockholders' Equity	(680,136)	(608,607)
Total Liabilities and Stockholders' Equity	$ 1,080,550	$ 930,284

VJCO, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
Combined Prior to September 4, 2019
(Unaudited)

	2019	2018
Revenues	$ 2,925,603	$ 2,351,135
Cost of goods sold	2,236,995	1,714,592
Gross profit	688,608	636,543
Operating expenses		
General and administrative	26,851	819,227
Guaranteed payments	191,750	127,000
Sales and marketing	73,691	25,498
Rent and lease	218,102	177,988
Depreciation	123,297	86,039
Total operating expenses	633,691	1,235,752
Net Operating Income (Loss)	54,917	(599,209)
Interest expense	81,268	34,635
Net Loss	$ (26,351)	$ (633,844)

VJCO, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2018
Combined Prior to September 4, 2019
(Unaudited)

	Common Stock				
	Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance as of January 1, 2018	0	$ 0	$ 0	$ 46,160	$ 46,160
Distributions to members	0	0	0	(20,923)	(20,923)
Net Income (Loss)	0	0	0	(633,844)	(633,844)
Balance as of December 31, 2018	0	0	0	(608,607)	(608,607)
Distributions to members	0	0	0	(45,178)	(45,178)
Issuance of common stock	300,000	0	0	0	0
Net Income (Loss)	0	0	0	(26,351)	(26,351)
Balance as of December 31, 2019	300,000	$ 0	$ 0	$ (680,136)	$ (680,136)

VJCO, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
Combined Prior to September 4, 2019
(Unaudited)

	2019	2018
Cash Flows from Operating Activities		
Net Loss	$ (26,351)	$ (633,844)
Adjustments to reconcile net loss		
to net cash provided by operations:		
Depreciation	123,297	86,039
Interest accrued on convertible notes	12,593	0
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(15,315)	7,210
(Increase) Decrease in inventory	(48,082)	(5,813)
Increase (Decrease) in accounts payable	65,438	40,884
Increase (Decrease) in accrued expenses	918	59,233
Net cash used in operating activities	112,498	(446,291)
Cash Flows from Investing Activities		
Purchase of equipment	(77,319)	(26,976)
Purchase of furniture and fixtures	(47)	(30,484)
Purchase of vehicles	(15,000)	(62,500)
Payments for software	(2,000)	0
Payments for leasehold improvements	(1,605)	(458,499)
Net cash used in investing activities	(95,971)	(578,459)
Cash Flows from Financing Activities		
Issuance (repayment) of advances from related parties	(366,958)	274,548
Issuance (repayment) of loans	(128,337)	682,983
Payment of leases	(46,859)	(28,309)
Issuance of convertible notes	685,000	0
Distributions to members	(45,178)	(20,923)
Net cash provided by financing activities	97,668	908,299
Net change in cash and cash equivalents	114,195	(116,451)
Cash and cash equivalents at beginning of period	34,653	151,104
Cash and cash equivalents at end of period	$ 148,848	$ 34,653
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 68,675	$ 34,635
Supplemental Disclosure of Non-cash Investing and Financing Activities		
Equipment acquired under capital lease	$ 0	$ 91,711

VJCO, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

VJCo, Inc. dba Village Juice Co. (which may be referred to as the "Company", "we", "us", or "our") sells cold pressed juices, smoothies, and smoothie bowls. The Company's headquarters are in Salem, North Carolina. The Company began operations in 2015.

Since Inception, the Company has relied on the issuance of loans (see Note 7), the issuance of advances from related parties (see Note 6), the issuance of leases (see Note 9), and the issuance of convertible notes (see Note 8) to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 14). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 15), the issuance of convertible notes (see Note 15), the issuance of loans (see Note 15), and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – ORGANIZATION AND NATURE OF PRESENTATION

The Company was incorporated in North Carolina on August 28, 2019. The Company was formed as a holding company to combine, under the control of a single corporation, the operations of Village Juice Company, LLC, Village Juice Co. Franchising, LLC, and Village Juice Management Co., LLC, which were under the majority control of the same members. The accompanying combined financial statements are presented on a combination of interest basis for the years ending December 31, 2019 and 2018. This presentation results in a combination of the business entities which became subsidiaries of the Company on September 4, 2019 under the terms of an Assignment of LLC Interests Agreement, at each entity's respective historical accounting basis.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $148,848 and $34,653 of cash on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for equipment, software, and vehicles, seven years for furniture and fixtures, and fifteen years for leasehold improvements.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Prior to the incorporation of the Company, the individual subsidiaries were taxed as partnerships. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling cold pressed juice, smoothies, and smoothie bowls, as well as offering franchise opportunities. The Company's payments are generally collected upfront or on a net 30 term. For years ending December 31, 2019 and 2018 the Company recognized $2,925,603 and $2,351,135 in revenue respectively.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018, the company had $26,360 and $11,045 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Inventory

Inventory is stated at the lower of cost or marked. Cost is determined on an average cost basis.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – INVENTORY

Inventory consisted of the following as of December 31:

	2019	2018
Ingredients	$ 31,697	$ 2,308
Wearables	22,198	3,505
Inventory, net	$ 53,895	$ 5,813

The following summarizes the inventory activity as of December 31:

	2019	2018
Beginning inventory balance, net	$ 5,813	$ 0
Cost of inventory sold	(2,236,995)	(1,714,592)
Production costs	2,285,077	1,720,405
Ending inventory balance, net	$ 53,895	$ 5,813

NOTE 5 – FIXED ASSETS

Fixed Assets consist of equipment, vehicles, furniture and fixtures, software, and leasehold improvements. As of December 31, 2019 and 2018 the Company had $851,447 and $878,773 in net fixed assets. The following table shows the details of the fixed assets.

Fixed Assets		
Equipment	$ 163,983	$ 86,664
Leased equipment	163,388	163,388
Furniture and fixtures	35,287	35,240
Vehicles	83,809	68,809
Software	2,000	0
Leasehold improvements	682,261	680,656
	1,130,728	1,034,757
Less accumulated depreciation	(279,281)	(155,984)
Fixed Assets, net	$ 851,447	$ 878,773

NOTE 6 – RELATED PARTY

From time to time the Company gives and takes advances to and from members and other companies owned by members. The advances to and from related parties are netted together and reflected as a liability less the asset amounts. As of December 31, 2019 and 2018, the balance of the advances from related parties less the advances to related parties was $147,050 and $514,008, respectively. Advances from related parties totaling $537,391 and $467,903 as of December 31, 2019 and 2018, respectively, have an interest rate of 5% and a repayment term of 30 years, and are secured by personal guarantees. The rest of the advances to and from related parties do not hold interest rates or maturity dates.

NOTE 7 – LOANS

In April 2017, the Company entered into a loan agreement for $90,447 with an interest rate of 5% and a maturity date of January 1, 2032. The loan is secured by personal guaranties of the members. The loan is callable at the option of the holder any time after April 2020.

In May 2018, the Company entered into a loan agreement for $48,500 with an interest rate of 2.9% and a maturity date of April 20, 2023. The loan is secured by a vehicle.

In June 2018, the Company entered into two loan agreements for a total of $582,500 with an interest rate of 4.95% and a maturity date of November 5, 2023. The loans are secured by assets of the Company.

In September 2018, the Company entered into a loan agreement for $75,000 with an interest rate of 7% and a maturity date of August 10, 2019. The loan is secured by the Company's bank account.

The following table shows future maturities of the loans.

For Years Ending December 31,		
2020	$	66,336
2021		69,459
2022		72,730
2023		374,090
2024		5,795
Thereafter		51,890
Total	$	640,300

NOTE 8 – CONVERTIBLE NOTES

In 2019, the Company issued $700,000 of unsecured convertible notes (the "Notes") due between May 2021 and September 2023.

Notes totaling $300,000 have an interest rate of 8% and are automatically convertible into the equity securities that are issued in an equity financing of at least $500,000. For notes totaling $105,000 the conversion price is 80% of the price per share of stock received by the Company in the equity financing. For notes totaling $195,000 the conversion price is the lesser of 80% of the price per share of stock received by the Company in the equity financing or the price per share that corresponds to an enterprise valuation of $4,200,000. Notes totaling $55,000 are due with accrued interest on the maturity date. Notes totaling $75,000 are automatically convertible on the maturity date at a conversion price of $3,000,000 divided by the sum of all units of the Company assuming full conversion or exercise of all convertible and exercisable securities then outstanding, any units reserved under an equity incentive plan, but excluding convertible notes ("Company Capitalization"). Notes totaling $170,000 are automatically convertible on the maturity date at a conversion price per share that corresponds to an enterprise valuation of $4,200,000.

Notes totaling $400,000 have an interest rate of 5% and are automatically convertible into the equity securities that are issued in an equity financing of at least $1,000,000. The conversion price is the lesser of 80% of the price per share of stock received by the Company in the equity financing or $6,000,000 divided by the Company Capitalization. Notes totaling $400,000 are automatically convertible at the maturity date at a conversion price of $6,000,000 divided by the Company Capitalization.

The following table shows future maturities of the convertible notes.

For Years Ending December 31,		
2020	$	0
2021		300,000
2022		400,000
Total	$	700,000

NOTE 9 – LEASES

The Company leases office space, restaurant space, and equipment under various long-term lease agreements. The leases expire at various dates through December 31, 2025. Future minimum lease payments are as follows.

Years Ending December 31,	Capital	Operating
2020	$ 48,542	$ 182,417
2021	34,049	187,295
2022	5,629	174,980
2023	0	130,417
2024	0	135,072
Thereafter	0	52,740
Total	$ 88,220	$ 862,921

NOTE 10 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 (“TJCA”), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 approximates $280,000. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 11 – STOCKHOLDERS’ EQUITY

Common Stock

As of December 31, 2019, the Company authorized 10,000,000 shares of common stock, par value $0. As of December 31, 2019, the Company had 300,000 shares of common stock issued and outstanding.

Members’ Equity

Members’ equity includes distributions made to members of the three subsidiary LLCs, as well as net income and losses from current and prior reporting periods. For years ending December 31, 2019 and 2018, members of the companies took distributions totaling $45,178 and $20,923, respectively.

NOTE 12 – STOCK BASED COMPENSATION

The Company does not have a share-based compensation plan as of December 31, 2019.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 14 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 15 – SUBSEQUENT EVENTS

Issuance of Loans

In May 2020, the Company entered into loans totaling $314,500 with an interest rate of 3.75% and maturity dates in May 2050. Monthly payments begin in June 2021.

Issuance of Paycheck Protection Program Loan

In April 2020, the Company received loan proceeds in the amount of $164,500 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, we cannot assure you that we will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part.

Issuance of Convertible Notes

In January 2020, the Company issued $25,000 of 8% unsecured convertible notes due January 8, 2022. The notes are automatically convertible into the equity securities that are issued in an equity financing of at least $500,000. The conversion price is 80% of the price per share of stock received by the Company in the equity financing.

In November 2020, the Company issued $75,000 of 5% unsecured convertible notes due November 16, 2023. The notes are automatically convertible into the equity securities that are issued in an equity financing of at least $1,000,000. The conversion price is the lesser of 80% of the price per share of stock received by the Company in the equity financing or $6,000,000 divided by the Company Capitalization.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through December 8, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.


Republic

Company Name	Village Juice Co.
Logo	 Village Juice Co.
Headline	We exist to make healthy eating taste as amazing as it is for you!
Hero Image	
Tags	
Pitch text	

Summary

- License Agreement with billion-dollar company to grow on college campuses
- Rapid national growth via university licensing and traditional franchising
- One of few restaurant models positioned to accelerate growth post-COVID
- Consistent YOY increase in revenue: $600k in 2016 to $2.4MM in 2019
- Projected $14MM in revenue by 2024
- Company growth based on grassroots appeal and fiercely loyal customer base
- Award-winning, high quality, innovative, healthy, and delicious products

Custom

Note: This deal is is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief.

Problem

Consumers lack healthy, plant-forward (& delicious) quick-serve restaurant options, despite increasing demand


CONSUMERS ARE FOLLOWING THE LEAD
TO A HEALTHIER WAY OF LIFE:
93%
of consumers want to eat healthy at least some of the time,
with 63% trying to eat healthy most or all of the time.
*Source: L.E.K. Consulting food
and beverage survey


THE COLLEGE MARKET
CRAVES OPTIONS LIKE VJC:
79%
of college students strive to reduce
the amount of meat they eat.
*Source: Plant Power Report, Aramark
Nearly
1/2
of all students follow a special diet
or avoid at least one allergen.
*Source: College & University Keynote, Datassential

Consumers want delicious, high quality, locally sourced food, served quickly and safely, that fits within their busy lives and health goals. But options on most university campuses and in most markets generally remain extremely limited. There are few national restaurant brands that meet evolving expectations, leaving thousands of markets in our country ripe for the growth of the quick-serve, healthy concept.

And with COVID, the number of restaurants open continues to decrease with an estimated 100,000 restaurant closures by year end 2020, creating demand that is greater than supply and a surplus of available real estate opportunities.


AT THIS POINT, HOW VARIOUS BRANDS POWER THEMSELVES FULLY OUT OF THIS CRISIS IS ANYONE'S GUESS. BUT IF THE SUCCESS OF JUICE BRANDS IS ANY INDICATION, IT SEEMS RESTAURANTS GEARED TOWARD HEALTH-SEEKING CONSUMERS WITH ON-THE-GO LIFESTYLES WILL BE IN GOOD SHAPE.
QSR
- QSR Magazine

Solution

Bring Village Juice Co.'s healthy, plant-forward, quick-serve model to college campuses & underserved markets through Aramark licensing & franchising


Welcome to Our Village, where healthy tastes delicious!
OUR MISSION IS TO CREATE A WELCOMING ENVIRONMENT TO SERVE REAL FOOD THAT TASTES AS AMAZING AS IT MAKES YOU FEEL.

To meet the growing need for clean food that is full of nutrients, free of artificial anything, and quickly accessible, Village Juice Co. (AKA Village Juice or VJC) is focusing its growth on areas that are lacking these quality options. And our strategy is simple: license VJC on college campuses through our national licensing agreement with Aramark, sell franchise units in underserved markets, and offer on-the-go products through wholesale distribution.


Our stores were designed for quick access to healthy, delicious food.
WE OFFER A TURN-KEY MODEL TO NAVIGATE THE POST-COVID WORLD OF SAFETY, QUALITY, SPEED, AND CONSUMER OPTIONS.

We do this by providing:

- High quality, innovative, delicious products prepared fresh with scratch-made ingredients
- In-store, carry out, grab-and-go, and curbside pickup options
- Curated, in-store experience great for eating, meeting friends, or studying/working

Traditional and express floor plans offer flexibility in selecting locations

Since available spaces can vary by geography, we have worked with nationally renowned architects, engineers, kitchen designers, and interior designers to create multiple floor plans for retail locations. Having options offers flexibility in location selection and expedites growth and expansion.

Traditional floor plan (1800 - 2400 sq ft)



Village Juice Co. - Downtown Winston-Salem, NC

- More room for seating (indoor and outdoor)
- Easy to offer both takeout and dine-in
- Greater retail space opportunities
- Ability to make juice in-house, providing higher return on juice sales
- Target locations include:
  - on or near college and university campuses
  - vibrant downtown areas
  - high traffic, urban commuter walking routes
  - “up and coming” mixed-use communities

Express floor plan (650 - 850 sq ft)


VJCo

Village Juice Co. - Optimist Hall, Charlotte, NC

- Potential lower overhead/higher margins
- Accommodates increased desire for carry out
- Target locations include:
  - food halls (on the rise)
  - food courts
  - airports
  - hospitals
  - areas supporting gyms, coffee shops, health food stores, and other non-competitive retail areas

Product

More than "just juice"


Welcome to your
healthy addiction
Village
Juice
Co.
Village
Juice
Co.

We are proud to offer award-winning, high quality, innovative food and beverages. Although we started off as "just juice," our concept has grown to support a full line of products that allows for a broader customer base and appeal. We use the freshest, highest quality ingredients available. Our products are made-to-order to ensure quality and freshness.


Salads
Fresh, made to order, heaping portions of organic
green goodness topped with delicious organic veggies.


Grain Bowls
Fresh, made to order, served over a base of organic greens and grains and topped with delicious organic veggies.


Poke
Sushi-grade tuna or salmon served over a base of sushi rice and/or organic greens, with a combination of fresh veggies and superfoods


Gourmet Toasts
Fresh, made to order, gourmet open-faced sandwiches served on your choice of locally made bread, sweet potato slices, or gluten free bread.


Breakfast
Fresh, made to order, breakfast sandwiches, burritos, and bowls for a healthy start to your day.

Smoothies

Made with house-made almond or coconut milk. Dairy-free. Raw. Vegan. No added sugars.

VJCo VJCo

Smoothie Bowls

Prepared with house-made almond or coconut milk and topped with superfoods and fresh organic fruits. Dairy-free. Raw. Vegan.


Desserts/Snacks
Raw. Vegan. Dairy-free.
And, most importantly, delicious!

Juices

Our juices are always cold-pressed. Our hydraulic cold-press method of juice extraction provides a minimum mix of air with the juice, which results in very slow oxidation or decomposition and maximum nutrients. Each juice contains 3 to 4 pounds of produce.

Nut Milks

House-made cold-pressed nut milks (from almonds or cashews) flavored with all-natural, organic ingredients. Each "milk" contains 8 to 10 grams of protein.


Village Juice Co.
Village Juice Co.
Village Juice Co.
Village Juice Co.
Village Juice Co.

Immunity Shots

Raw. Vegan. Cold-pressed immunity shots to give your body the boost it needs.


VJC
VJC
raw + vegan
net weight 1 oz

Cleanses

The Village Juice Cleanse is not a fast. It is a safe and natural way to get much-needed nutrients and vitamins while giving your digestive system a break from working hard to detoxify and break down food.

Potential benefits include increased energy, deeper sleep, improved digestion, a more regulated colon, mental clarity, glowing skin hair & nails, clearer skin, improved mood, weight loss, reduced bloating, intense hydration, and a desire to eat healthier post-cleanse.


Village Juice Co.

Our products taste so great that customers started calling our restaurants their "healthy addiction." Plus, with a diverse menu, customers have options, which not surprisingly creates a diverse revenue stream for the business.


Diverse Menu
& Income Streams


Other
(15%)
Juices
(20%)
Desserts/
Raw Snacks
(5%)
Breakfast
(5%)
Toasts
(5%)
Smoothies/
Smoothie Bowls
(20%)
Salad/
Grain Bowls
(30%)

Our menu also ensures seasonal success. In the winter months, not everyone wants a cold smoothie, so we offer seasonal items, like broth bowls, to balance out the model and keep up revenue.

Traction

From farmers' market to national growth


Steady increase
in revenue, YOY

2015	2016	2017	2018	2019
$600,000	$832,000	$1.7 MM	$2.0 MM	$2.4 MM


REVENUE
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
2015
2016
2017
2018
2019

Customer validation has supported the growth of our brand resulting in YOY revenue increases.

In 2014, we started selling cold-pressed juices out of a tent at our local farmers' market. Our products were so well received that we started home deliveries and purchased a juice truck. We quickly outgrew the truck and opened our first brick-and-mortar in 2016. When our customers followed us there, we just kept growing. We now have 5 full-service restaurants – 2 company-owned, 2 Aramark licensees on college campuses, 1 open franchise, 3 additional franchises sold, and a growing network of wholesale channels.


2014
2015
2016


Opened 1st brick-and-mortar store
2018
Opened 1st collegiate location
2018
Opened 2nd collegiate location
2018
Built Corporate Kitchen
& Training Facility
2018
Opened Retail Training Facility
& Second Company Store
2019
1st franchise location opened
2020
Expanded wholesale sales on university
campuses and retail locations
2020
Signed National Licensing
Agreement with Aramark
2021
2nd franchise location opening

Accolades

2020
Employer of the Year
ARC OF NC

2018, 2019, 2020
Best Vegetarian Restaurant
WINSTON-SALEM JOURNAL

2017
Piedmont Environmental Association Green Business of the Year


I have been particularly impressed with Village Juice since the first time I met with Nate and Lonnie Atkinson. Their dining concept sits in a space with a lot of daylight ahead, and their positioning is ideally targeted to the opportunity. Moreover, they have studied hard and leaned heavily into every ounce of coaching and guidance available to them, and have built the operational capability to back the consumer proposition. Village Juice represents a complete offering — consumer value prop, strong management team, and an operational platform aligned to the market opportunity.
STEVE LINEBERGER
Founding President & Board Member, Winston Starts
Former President, US Franchise Operations; SVP, Corporate Strategy;
& VP Brand Development, Krispy Kreme (2011)

Customers

Target market & customers


GENDER
65%
FEMALE
35%
MALE
EDUCATION
ABOVE average
HOUSEHOLD INCOME
ABOVE average
INTERESTS
Health-minded
DEMANDS
Quality ingredients
Locally and sustainably sourced
Sold at comparative prices
SUBSET TARGET
College students



Our primary objective is identifying markets that satisfy the above demographic which lacks dining options similar to ours. This includes universities (on-campus locations), college towns, and communities with above-average education and income. VJC is primarily plant-based and resonates with college students and food and health enthusiasts.

Consistently positive reviews

Our clients are people on the go looking to increase their health without sacrificing taste and experience. All of our locations have received extremely positive reviews on Facebook, Google, and Yelp with our clients praising our friendly service and delicious offerings.

AWESOME SALADS AND AMAZING JUICES, SMOOTHIES, SMOOTHIE BOWLS, VEGAN DESSERTS, KOMBUCHA, YOU NAME IT. EVERYTHING IS SO GOOD. YOU CAN ORDER ONLINE FROM THEIR WEBSITE AND THEY WILL BRING IT TO YOU.



LAURA D.
Facebook Review

THE STAFF, THE SMOOTHIES ARE WONDERFUL! EVERYTHING IS MADE FRESH AND EVERYONE IS SO AMAZINGLY POSITIVE; A GREAT SPOT AND THEY ARE NOT ONLY KEEPING THE STAFF AND WORKERS SAFE DURING THIS GLOBAL PANDEMIC BUT ALSO THE CUSTOMERS .. THANK YOU ALL!! 💜💜💜

PAULA D.
Facebook Review

Business Model

Nearly unlimited growth potential with diverse revenue model & key partnerships

Village Juice Co. has significant growth opportunities in several channels, alleviating risk and boosting brand awareness across the board. We've also formed key strategic partnerships to support our aggressive growth strategies.

3 strategies for growth:
Licensing + Franchising + Wholesale

KEY PARTNERSHIPS


aramark

COLLEGIATE DINING


FRANDEVCO
FCC

FRANCHISE SALES & OPERATIONS


REP

REAL ESTATE & CONSTRUCTION MANAGEMENT



MARKETING


WINSTONSTARTS

STARTUP INCUBATOR

Licensing on University Campuses through Aramark

Perhaps our most exciting growth opportunity is our partnership with Aramark. As a premier brand within Aramark's Harvest Table Culinary Group, and as a preferred brand in the Aramark stable of brands generally, Village Juice Co. has access to hundreds of campuses nationally, currently with high demand, but limited supply, of convenient, healthy, delicious meal options. Village Juice Co. is uniquely positioned for aggressive growth with Aramark.

Village Juice earns revenue from its partnership with Aramark in the form of an initial fee for each location that is opened on campus, in addition to monthly royalties from the gross sales at each restaurant. These fees are a source of recurring revenue, similar to the franchise fees earned at each location. The fees are confidential under the terms of the agreement and cannot be disclosed here.

Franchising

Village Juice Co. has one franchise location open (in Charlotte, NC) and three currently under contract for expansion into Virginia. Our franchise model is simple and scalable, based upon low capital expenditure with reduced footprint, economic efficiencies, and few employees to manage. Additionally, our state-of-the-art production facility allows us to capitalize on bulk, discount purchasing while our supply chain provides a competitive advantage with location-specific fresh food sourcing through partnerships with local farmers and product excellence companies, such as Sysco/Fresh Point® and W.R. Vernon Produce Company.

As franchisor, we receive recurring revenue from franchisees for use of our trademarks, branding, business model, training, products, etc. Some key fees include:

- Initial Franchise Fee - $49,500
- Monthly Royalty Fee - 7% of Gross Sales
- Monthly National Advertising Fund Fee - 2% of Gross Sales
- Juice and Food Items - Dependent on need and inventory

Wholesale

Village Juice Co. is also expanding the reach of the brand with grab-and-go meals and other products through wholesale retail distribution, college campus convenience stores, and direct-to-consumer sales.

Wholesale profit will vary but is a third source of recurring revenue.

Key Partnerships

To support national growth, Village Juice has established key corporate partnerships – in collegiate dining, franchise sales and operations, real estate and construction management, marketing, and with a local startup incubator.


aramark

Aramark is a Fortune 200 company that employs over 280,000 employees worldwide and serves over 2 billion meals a year. Our recently executed Master License Agreement provides our company access to their North American University network serving hundreds of schools nationwide and over 3 million students a year.


FRANDEVCO

FranDevCo supports our franchise sales and corporate development through a network of experienced franchise sales professionals and consultants. FranDevCo identifies transformative processes to permit rapid, sustainable growth. Their platform brings together expertise in franchise sales, marketing, operations, finance, training, and successful exit.


FCC
THE FRANCHISE CONSULTING COMPANY

FCC has extensive experience and understands the complex franchising issues of both the franchisor and franchisee. The FCC helps VJC navigate the ever-changing franchise landscape with a thorough knowledge of quality franchise operations and solutions. They provide access to the best franchise partners in the country while also assisting VJC with franchise sales.

REP'M GROUP

The REP'M Group is our real estate and construction management partner, helping to cut costs, time, and hardship in opening a new brand location. Their extensive background and connections in real estate allow identification of the best locations for licensees and franchisees, based on parameters set together to maximize the brand growth in the new market. They also help in managing the construction and design phase of outfitting a new retail location, sourcing through national suppliers to drive down costs across the process.


COMMON GIANT
EST
2012
STAND TALL

Common Giant is Village Juice Co.'s marketing partner. A growth-minded branding agency, Common Giant digs deep into marketing strategy to produce stunning creative execution. CG partners with VJC on brand building, strategic marketing, creative design, and brand asset design and management. They've worked globally with clients in the software technology, medical technology, consumer packaged goods, food, and retail industries.


WINSTONSTARTS

Winston Starts is a startup incubator dedicated to nurturing entrepreneurs and helping them develop and scale their business ideas to a level of sustainable success. Village Juice Co. was accepted into the program in late 2018 and has reaped the rewards of being affiliated with a robust network of advisors and mentors, and the connections that come with both.

Market

QSR industry reaches all-time high of $273B

Quick-serve (QSR) & fast casual restaurant valuations soar to new heights

In 2019, the US restaurant industry was booming. According to the National Restaurant Association, industry revenue reached $863B - 35% higher than that of hotels, airlines (passenger traffic), public transport, professional sports, cruise lines, taxis and ride-sharing services, and cinemas, combined.

And within the restaurant industry, quick-service restaurants (QSR) have led the charge. The QSR segment is the most dynamic and lucrative format within the food industry. QSR revenue grew by nearly $40B over the last two years, up to $273B in 2019.

Consumer trends have shifted even further toward QSR during the COVID pandemic and drive-thru and curbside pickup are more popular than ever. Village Juice is uniquely situated to be a leader in this category, combining the speed of fast food with exceptional healthy and delicious products.

Strong valuations in our sector

Restaurant valuations were consistently on the rise pre-COVID, but even post-Covid, valuations appear to be maintaining particularly strong traction and interest in concepts that embrace health and technology. Restaurant M&A transactions have reflected a positive investment environment for the food sector generally:


Restaurant M&A transactions
reach record valuation in 2019
RESTAURANT EV/SALES (MOVING AVERAGE)
1.4X
1.2X
1.0X
0.8X
0.6X
0.4X
0.2X
0.0X
+40%
SHARE OF STRATEGIC TRANSACTIONS
74%
84%
2010
2019
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
*Source: Aaron Allen & Associates, industry sources

The same appeal that led QSR to thrive in sales is the same appeal that drives investors to place higher valuations on those brands compared to other restaurant concepts. Historically, QSR and fast-casual have achieved the highest restaurant valuations with QSR reaching a 14.3x median EBITDA in 2019:


25X
20X
15X
10X
5X
0X
EV/EBITDA MEDIAN
QSR
FAST CASUAL
CASUAL DINING
CONSENSUS ESTIMATES
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019
*Source: Aaron Allen & Associates, industry sources
*Notes: Data for public companies as of Dec '18

Pre-COVID restaurant valuations were showing a positive trend towards healthy options and investors were willing to pay a premium. Alignment with consumer demand (and purpose) has been key to unlocking such high values. For example, the market recently placed the following valuations on brands similar in concept to Village Juice Co.:


Restaurant valuations
show a positive trend
towards healthy options


grabbagreen

$2.75M

Sold to MTY Food Group
1 CORP LOCATION, 26 FRANCHISEES


sweetgreen

$1.6B

Valuation in 2019
81% HIGHER THAN CHIPOTLE,
3X UNIT VALUE OF MCDONALDS


ZOËS KITCHEN


$300M
Sold to Cava Group
PUBLIC, 260 UNITS


Jamba Juice


$200M
Sold to Focus Brands
800 UNITS


tropical CAFE

$2.5B

Fund closed in 2018. Sold to Levine
Leichtman Capital Partners
670 LOCATIONS

VJC expects to expand our use of technology to capitalize on shifting consumer preferences with outdoor dining and a new geo-fencing app for curbside pickup. Our strategy towards embracing technology, in addition to enjoying a movement towards healthier eating, creates a positive future for the brand and future valuations. Healthy, convenient eating is here to stay and we expect it to pay off over the long-term future of the company.

Authentic, purpose-driven brands see higher multipliers at exit

Purpose-driven is not just about charitable contributions. If a well-managed brand is authentic, this generally leads to positive returns - in regard to profit margins, customer loyalty, employee retention, strong business partnerships, and earned media. All of this increases business value.

Multi-unit concepts typically bring higher valuations

Where an independent restaurant may historically expect a return of 2-3x EBITDA, successful, authentic, purpose-driven brands are rewarded with a much higher valuation multiplier north of 10, as demonstrated here:


Restaurants best managing public image are rewarded with higher valuations
TOP QUARTILE
30X
25X
20X
15X
10X
5X
0X
EV/EBITDA
SAMPLE OF CHAINS INCLUDED:
MEDIAN: 11.8X
*Source: Aaron Allen & Associates, public data
*Notes: excludes companies with negative EBIT, subject to data availability as of Jan '18

Competition

A curated in-store experience, diverse menu, & cold-pressed juices that taste amazing set us apart



Brand positioning

Village Juice is a consumer brand built on customer loyalty. Our products are lauded for their superior taste and health benefits. Our positioning statement reflects this: We make healthy and delicious food accessible to mindful patrons ready to be addicted to wellness. This position authentically speaks to the quality and deliciousness of our products and the loyalty of our patrons.

Competition

Our competition consists of QSR concepts that are similar in nature but lack the diversity of our menu, our quality of experience, and/or, importantly, the taste of our products. Here's how our product offerings compare:



	SALADS	GRAIN BOWLS	TOASTS	POKE BOWLS	WRAPS	FRESH PRESSED JUICE	IMMUNITY SHOTS	SMOOTHIES	SMOOTHIE BOWLS	RAW VEGAN SNACKS & DESSERTS	OVER NIGHT OATS	COFFEE	FLAVORED ALMOND MILK	BRIOCHE BREAKFAST SANDWICHES	BEYOND BURGER	GLUTEN-FREE BREAD	YOGURT	FLATBREADS
CHOPT	✓	✓																
CLEAN JUICE	✓	✓	✓		✓	✓	✓	✓	✓				✓					
freshii	✓	✓			✓			✓				✓					✓	✓
JUICE BAR						✓		✓	✓		✓							
			✓		✓		✓	✓			✓							✓
	✓	✓	✓	✓	✓	✓	✓	✓	✓			✓	✓					
nékter						✓		✓	✓				✓				✓	
SALADWORKS	✓	✓			✓													
shake smart					✓			✓	✓		✓	✓					✓	✓
Village Juice Co.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	

Competitive advantages

There are six core areas that set us apart from our competition, keep our customers coming back, and set the stage for nearly unlimited growth.

1. **Superior quality, innovative food & beverage** Village Juice is proud to offer award-winning, high quality, innovative food and beverages that truly taste amazing. Our products are prepared with scratch-made ingredients when ordered to ensure quality and freshness. That's one reason we're passionate about using sampling as a marketing tactic. Once a customer tastes our products, they not only return frequently, but they recommend us to others. Plus, our broad menu selection is suitable for almost any taste or budget.
2. **Unparalleled hospitality** At Village Juice, we believe our customers deserve unparalleled hospitality, not just customer service. We strive to make each customer's experience inviting and pleasurable so they want to return to eat, meet friends, or study/work at the restaurant. We have comprehensive training for our staff so they understand what it means to run a great business and create unparalleled experiences for our customers.
3. **Employees** We attract quality employees who align with the food, atmosphere, and culture of Village Juice. Our employees are excited to work for an organization that cares about the community they live in. Comprehensive training and ongoing support ensures that every customer and employee is treated with care and respect.
4. **Location analysis** Through intense market and location analysis working with REP'M, our real estate and construction management company, we utilize advanced data to determine the best location for each Village Juice retail store. Examples of ideal locations include college campuses, close proximity to colleges and universities, vibrant downtown areas, high traffic, urban commuter walking routes, and "up and coming" mixed-use communities that combine innovative lifestyle businesses with high-density residential populated primarily by young professionals.
5. **Beautifully curated locations** We are a "curated look" with attention to detail. Intentionally different from the overly value-engineered chains and franchises, we've created an atmosphere where customers enjoy spending time. And we do all of this while maintaining the "local feel" and dining experience of a company dedicated to serving its local community, no matter the location. We realize our guests have high standards and we need to earn their business.

6. **Technology driven** Village Juice focuses on maximizing the consumer experience and streamlining operational efficiencies by utilizing a technology forward strategy, including:
    - efficient operations due to technological advancements: cooking times are cut in half or more vs. traditional cooking methods.
    - electric equipment package to reduce costs and cooking times and maintain consistency across the brand. Our recipes and cooking instructions are accessible via computers attached to our ovens.
    - no hood and vent system required for our cooking operations, which makes location scouting easier and outfitting less expensive.
    - new customer mobile app rolling out in Q4 2020 that includes geo-fencing curbside pickup, rewards program, in-store ordering, and more to improve the customer experience.
    - new brand website launching in Q1 2021

Vision

VJC prepped for success within today's market

The Village Juice Co. vision goes beyond our restaurant walls. We seek to nourish people with honest food that inspires a connected, healthy community. Be sure to watch co-founder, Nate Atkinson's TEDx, How For-Profit Companies Can (And Should) Catalyze Social Change.

Our multi-channel model not only diversifies revenue sources, mitigates risk, and expedites growth, but it also boosts brand awareness for all channels.

Post-COVID leader

The future of every restaurant remaining in 2020 revolves around their ability to succeed in a post-COVID world. Village Juice is still here today despite COVID-19 because of customer demand and loyalty and our dedication to offering the best ordering and dining experience - whether in-store or carry-out. We are uniquely positioned for success and ready to lead the segment post-COVID.

- 60 - 75% of our pre-COVID sales were already take-out, delivery, or curbside.
- Our "fast fresh" model has a proven track record in a thriving segment.
- We have a transparent, customer-first approach to safety and communication.
- We prioritize the safety of customers and employees by utilizing a contactless, cashless handoff experience.
- We have the ability to operate smaller footprint locations with our Express floor plan.
- A vacuum of opportunity has been created from closing restaurants.
- There is an expanding customer base trending toward healthier eating.

100+ locations signed in 5 years

We expect to grow rapidly. With opportunities abundant in the market, including amazing real estate options and customer demand, we believe we can sign 100+ new locations within the next 5 years, targeting universities and strategic franchising opportunities. Our partnership with Aramark, the second-largest university food service provider in the United States, offers significant opportunities for successful and aggressive expansion.

Investors

$1.2M+ raised to date

Village Juice is proud to have raised money with convertible notes from private capital including angel investors that bring strategic value to the company at this early stage.

We are honored to have investments from a diverse group of individuals and companies showing well-rounded support and confidence from the private equity sector, our franchise development partner, our produce distribution partner, and even from an employee on our executive team.

Having the support, experience, and ability to grow together with the right partners gives Village Juice Co. both the capital and resources to make our expansion strategy possible.


BEING A PART OF THE VJC TEAM AND SEEING THE PASSION AT THE CORE COMBINED WITH THE DETERMINATION TO SCALE EFFECTIVELY WITH THE RIGHT PARTNERS MADE ME WANT TO INVEST WITH THE COMPANY BEYOND MY TIME AND ENERGY.
SILER SOUTHERLAND
Village Juice Co.


MY ROLE REALLY WAS JUST TO BE AN ADVISOR, BUT THE MORE I GOT INVOLVED WITH THEM AND SAW WHAT THEY REALLY HAD GOING ON, I WANTED TO BE AN INVESTOR.
HAL EASON
Serial Entrepreneur & Investor

Founders


MEET OUR
FOUNDERS
VJC

A lawyer, a real estate guy, and a creative foodie walk into the restaurant business ... Nate left his legal career to help his wife, Lonnie, follow her passion of creating healthy foods that taste amazing. He then invited his college friend, Clyde, to join in on the fun. Today, they're excited to share their passion with licensees, franchisees, college students, foodies, and health enthusiasts through national brand expansion.


NATHAN "NATE" ATKINSON
President & CEO

A graduate of Wake Forest University and Mercer University School of Law, Nate practiced law for over 15 years, focusing on employment law, commercial litigation, and environmental law. While he helped co-found Village Juice Co. in 2014, Nate left his dedicated law career and joined full-time in 2018 as the company's Business Director and legal counsel.


LONNIE ATKINSON
Creative Director & COO

Lonnie spent the last decade learning the value of a health-conscious lifestyle and developing recipes to support it. A graduate of Savannah College of Art and Design, she worked for years in sales until discovering her true passion while working in health-focused restaurants in New York and California. Lonnie's restaurant experience in larger markets allowed her to witness first-hand the shifting demand for healthy options and master the ability to mix delicious flavors into a healthy menu. After years of product research and development of a creative, delicious array of beverages, Village Juice Co. was formed in 2014.


CLYDE "CP" HARRIS
Business Operations & CFO

Upon graduation from Wake Forest University, CP worked for 20 years in the real estate industry, focusing on land development and property management, where he served as a partner and Executive Vice President. He co-founded Village Juice Co. in 2014 and joined full time as Finance Director in 2018, bringing his knowledge and experience in finance, real estate, and construction.

Team



	Cindy Bay-Wall	Franchising & Operations Advisor	25 years in restaurant operations/franchising serving as VP of Operations, Training, and Franchising for McDonald's Corporation in the Great Southern Region and at Krispy Kreme as Senior VP of North American Franchise Operations and Real Estate.
	Daniel Green	Operations & Financial Analytics Advisor	Dan has over 20 years of experience directing areas of marketing, finance, and concept analysis and strategic planning in the retail/hospitality industry with brands such as Sodexo, Krispy Kreme, and Red Robin.
	Adrienne Steele	Food Safety & Production Standards Advisor	Adrienne is a seasoned veteran in the food and beverage industry, serving as consultant for some of the industry's largest brands. Adrienne advises Village Juice Company on regulatory compliance and food safety and helps with R&D efforts.
	Natalie Jensen-Noll	Business Operations & Finance Advisor	A current mentor and board member for Winston Starts, Natalie has advised Fortune 500 companies in a variety of industries and brings her experience to VJC to advise in areas of finance and business operations.
	Patrick Turner	Head of Technology	Patrick identifies technology that enables a superior VJC experience. Patrick implements best-in-class technology practices, allowing VJC to scale on a national level with the same attention to technology and consistency across locations.
	Hal Eason	Business Finance & Investment Advisor	Hal advises Village Juice Co. as part of the Winston Starts incubator program assisting with company development and scalability for national growth and success. Hal holds an MBA from Harvard University in Finance and Entrepreneurship.
	Holley Pearce	Account Representative	
	Siler Southerland	Business Development Project Manager	
	Shane Morris	Commissary Manager	
	Krystal Neal	General Manager & Manager Trainer	

	Deana Georgitis	Accounts Receivable/Payable
	Billy Morris	Head Pastry Chef
	Kadie Barnes	Head Trainer
	Alex Thomas	Head Juice Trainer
	Elizabeth Harris	Interior Designer

Perks

$250	VJCo Stickers
$500	VJCo Stickers VJCo Custom T-shirt
$1,000	VJCo Stickers VJCo Custom T-shirt VJCo Custom Hat
$5,000	VJCo Stickers VJCo Custom T-shirt VJCo Custom Hat VJCo Cooler bag
$10,000	VJCo Stickers VJCo Custom T-shirt VJCo Custom Hat VJCo Cooler bag filled with cold-pressed juice/milk, snacks and raw/vegan desserts

FAQ

What's the difference between cold-pressed juice and the juice I make at home?	Our juices are always cold-pressed. Our hydraulic cold-press method of juice extraction provides a minimum mix of air with the juice, which results in very slow oxidation or decomposition. The tremendous pressure exerted by our juice press gently extracts the natural vitamins, trace minerals, enzymes, sugars and other vital elements. Cold-pressing juice is a method of juicing that enables juice to be bottled without preservatives and still maintain a 72-hour shelf life. Household juicers, typically 'rotary' or 'centrifugal,' are a significantly faster processing method, but overall less efficient, which results in less nutrients and health benefits. As the blade inside a centrifugal juicer spins at a high speed, it generates heat. The heat oxidizes and separates nutrients naturally found in the whole fruits and vegetables, rendering the nutrients that make it into the juice less pure.
What are the health benefits of a plant-based diet?	First, minimally processed plant foods are richer in the "good things," like essential fatty acids, fiber, vitamins, minerals, and phytochemicals. Second, plant-based diets are linked with a decreased risk of heart disease, type 2 diabetes, hypertension, cancer, and other chronic diseases. According to the Harvard-based Nurses' Health Study and Health Professionals Follow-Up Study, "The higher the average daily intake of fruits and vegetables, the lower the chances of developing cardiovascular disease."
What is pasteurization and why doesn't Village Juice do it?	Pasteurized juice is heated to a high temperature for a short time before it is sold. About 98% of all juices sold in the United States are pasteurized, primarily because it extends the shelf life and is more cost-effective to save the company money. Unfortunately, pasteurization destroys the vital living components of the fruit and vegetables, rendering most 'juice' nutritionally deficient and pointless. However, our juices are raw and have not been pasteurized and, therefore, may contain harmful bacteria that can cause serious illness in children, the elderly, and persons with weakened immune systems.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

VJCo, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], VJCo, Inc., a North Carolina Corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase

Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. ***Company Representations***

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. ***Transfer Restrictions***.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h) All rights and obligations hereunder will be governed by the laws of the State of North Carolina, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Winston-Salem, NC. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k) In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(l) Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

VJCo, Inc.

By:
Name: Nathan Atkinson
Title: CEO
Address: 900 W Northwest Blvd, Winston-Salem, NC 27101, United States
Email: nathan@villagejuiceco.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated _______ between VJCo, Inc., a North Carolina Corporation (the "***Company***") and $investor_name$ ("***Stockholder***"*)*. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Video Transcript

Republic Campaign Video Transcription

What I love about village juice is that it's a really happy place to be and it is food that makes me feel really good and it tastes really delicious. It's just my happy place

most people would agree that eating healthy can be a challenge and that's one thing that's so great about village juice, it gives you that opportunity!

I saw great potential from them from the start. I mean they were at this ideal spot of having achieved proof of product market fit, so I got to work with this team while they were making that decision to go from a small group of company-owned stores to embracing that vision to becoming something huge with a national impact and footprint. My role really was just to be an advisor but the more I got involved with them and saw what they really had going on I wanted to be an investor.

Village Juice began when I was trying to heal some of my own health concerns and health issues that I was having, and I started diving in and educating myself on the benefits of fresh food and I stumbled into a restaurant out in California that was serving plant-based food and I fell in love with it immediately it changed my life. I knew that I wanted to learn more.

My mom had called me and said that she had been diagnosed with stage one cancer. I had been talking to her about changing her diet and how it really helped me.

We cut out everything and it was a raw vegan diet, and I dropped my cholesterol 100 points in two weeks. I had more energy than I'd had in 20 or 25 years, and I felt amazing.

She went in to have her treatment and her surgery and the doctors were like I don't know what you're doing but keep doing. It that was kind of the moment for me when I realized I really wanted to do something more. I never thought I was going to be running a restaurant, but I knew that I loved food and I just always loved helping people.

Where we went from there was we created a product that everyone really enjoyed we took it out to the community we delivered it by food truck by farmer's market by delivery any way that we could just get out and test the market and then ultimately decided the best way that we could take our mission out into the public on a grander scale was to share that mission with other individuals throughout the country and so we have started franchising we've done licensing on campus and what we found is that by expanding our breadth we've been able to reach a lot more people and it's been extreme rewarding.

So, in 2016 we opened our first location, and we did almost $800,000 in sales the first year and in second year we almost doubled that.

We stepped into this really niche area where we were able to combine delicious with healthy.

My daughter is a huge fan of the food we all love it, but she was the one who had really initially introduced us to this new concept, and she got very excited about it she's a college student I know that she definitely represents her generation and really, I think the products that village juice sells hit that generation on the spot. T

The village juice team is a really dynamic group of individuals most of them are really passionate about something in their life

For me it is just a genuine feeling of enjoying what we're doing.

You know 2020 has been tough on everyone but what has really shown us that people still want to go out and enjoy good food with their friends and their family and that's what we're really trying to do as a company.

We want to be a part of something that's bigger and something that's inspiring other people to live healthier lives.

Customer Testimonials Video Transcription

I love village juice because you know what you're going to get when you order. You know it's going to be a healthy, locally sourced food that's also delicious.

All in one why do I come to village juice? I come to village juice because it's really good food it's healthy it's all organic locally sourced veggies and fruits.

I can bring my kids here for breakfast. They drink smoothies. It's fresh healthy food.

Having a village juice in my community has really helped me to redefine the types of foods that my family and I put into our bodies, for me what I put into my body and how I feel at the end of the day it makes a big difference. You know the older I got the healthier food and feeding my body with the right fuel has become more and more important. I think when you're younger you can kind of eat whatever you want, and you don't have to work out. The older we get you know it's really become a focus of mine it's delicious food that also happens to be super healthy. I work downtown near the courthouse and so I like to walk up here to eat my lunch. I often will come down mid-afternoon and have a smoothie. I like that I feel good after I eat it and that it tastes good too.